UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Solitron Devices, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

834256208

(CUSIP Number)

Tim Eriksen

Eriksen Capital Management LLC

567 Wildrose Circle

Lynden, WA 98264

(360) 393-3019

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 02, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 834256208	13D	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ERIKSEN CAPITAL MANAGEMENT LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 152,322
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 152,322
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,322
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14.	TYPE OF REPORTING PERSON (see instructions) IA

* Percentage calculated based on 2,298,004 shares of common stock, par value $.01 per share, outstanding as of June 24, 2015, as reported in the Definitive Proxy Statement of Solitron Devices, Inc., filed with the Securities and Exchange Commission on June 29, 2015.

CUSIP No. 834256208	13D	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CEDAR CREEK PARTNERS LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 135,322
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 135,322
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 135,322
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14.	TYPE OF REPORTING PERSON (see instructions) PN

*Percentage calculated based on 2,298,004 shares of common stock, par value $.01 per share, outstanding as of June 24, 2015, as reported in the Definitive Proxy Statement of Solitron Devices, Inc., filed with the Securities and Exchange Commission on June 29, 2015.

CUSIP No. 834256208	13D	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TIM ERIKSEN
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 154,622
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 154,622
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 154,622
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14.	TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 2,298,004 shares of common stock, par value $.01 per share, outstanding as of June 24, 2015, as reported in the Definitive Proxy Statement of Solitron Devices, Inc., filed with the Securities and Exchange Commission on June 29, 2015.

CUSIP No. 834256208	13D	Page 5 of 8 Pages

Explanatory Note

Item 1. Security and Issuer

This Schedule 13D relates to shares of the Common Stock, par value $.01 per share (the “Common Stock”), of Solitron Devices, Inc. (the “Issuer” or “Solitron Devices”). The address of the issuer is 3301 Electronics Way, West Palm Beach, Florida, 33407.

Item 2. Identity and Background

(a) This Statement is filed by Tim Eriksen on behalf of Eriksen Capital Management LLC (“ECM”), a registered investment adviser with the State of Washington, and Cedar Creek Partners, LLC (“CCP”). ECM is the managing member of CCP, a private investment partnership, and investment advisor to separately managed accounts. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” By virtue of his position with ECM, Mr. Eriksen has the sole power to vote and dispose of the Issuer’s Shares owned by CCP.

(b) The principal business address of Mr. Eriksen, ECM and CCP is 567 Wildrose Circle, Lynden, WA 98264.

(c) The principal business of CCP is acquiring, holding and disposing of investments in various companies. The principal business of ECM is serving as the investment manager of CCP and separately managed accounts. The principal occupation of Mr. Eriksen is serving as the sole manager of ECM.

(d) No Reporting Person described herein has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Parties described herein has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Mr. Eriksen is a citizen of the United States. ECM and CCP are both Washington limited liability companies.

Item 3. Source and Amount of Funds or Other Consideration

The Common Stock of the Issuer was acquired in open market purchases with working capital of CCP and the uncommitted cash of separately managed accounts (“SMA”). The amount of funds expended, excluding commissions, to acquire the shares held by CCP is $557,233, for the SMAs is $70,269 and for Mr. Eriksen is $9,552.

Item 4. Purpose of Transaction

ECM acquired shares of Solitron Devices because they believed and continue to believe that the Common Stock is significantly undervalued. We believe Solitron’s stock price is undervalued due to its leadership, which needs to significantly improve its capital allocation, make better use of its NOL’s, and transform its board of directors into one that represents shareholders.

CUSIP No. 834256208	13D	Page 6 of 8 Pages

On August 6, 2014, Eriksen Capital sent a letter to the Issuer expressing the view that the Company should solicit input from its large stockholders regarding the composition of the Board. In this letter, Eriksen Capital noted that Mr. Eriksen was interested in serving as a director.

On January 12, 2015, the Board unilaterally increased the size of the Board from three to five directors.

On January 22, 2015, Eriksen Capital sent a letter to the Board and issued a press release expressing its concern with the recent changes to the composition of the Board, and one director in particular. The letter detailed reasons why Eriksen Capital believes there is a both a board and management problem at the Company.

On May 20, 2015, CCP submitted a letter to the Issuer (the “Nomination Letter”) nominating Mr. Eriksen and David W. Pointer (collectively, the “Nominees”) for election to the Board of Directors of the Issuer (the “Board”) at the 2015 Annual Meeting of Stockholders (the “2015 Annual Meeting”). In the Nomination Letter, CCP reserved the right to further nominate, substitute or add additional persons in the event that (a) the Issuer purports to increase the number of directorships; (b) the Issuer makes or announces any changes to its by-laws or takes or announces any other action that purports to have, or if consummated would purport to have, the effect of disqualifying any of the Nominees; or (c) any of the Nominees is unable or becomes unwilling for any reason to serve as a director of the Issuer. CCP also submitted stockholder proposals for consideration at 2015 Annual Meeting proposing (i) that the Board take all necessary steps (other than steps that must be taken by stockholders) to eliminate the classification of the Board and to require that all directors be elected on an annual basis and (ii) the repeal of each provision or amendment to the Issuer’s by-laws adopted by the Board after April 22, 2013, which is the date of the last publicly available amendment to the Issuer’s by-laws, without the approval of stockholders.

On June 30, 2015, the Reporting Persons filed a definitive proxy statement in connection with the solicitation of proxies at the 2015 Annual Meeting.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth in this Schedule 13D or such as would occur upon completion of any of the actions discussed above. Each of the Reporting Persons intends to review its investment in the Issuer on a continuing basis and engage in discussions with other shareholders, and with management and the Board of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, each of the Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, making other proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of its Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing its intention with respect to any and all matters referred to in Item 4.

CUSIP No. 834256208	13D	Page 7 of 8 Pages

Item 5. Interest in Securities of the Issuer

The following list sets forth the aggregate number and percentage (based on 2,298,004 shares of Common Stock outstanding on June 24, 2015, as reported in the Definitive Proxy Statement of the Issuer filed with the Securities and Exchange Commission on June 29, 2015) of outstanding shares of Common Stock owned beneficially by the Reporting Persons.

Name	No. of Shares	Percent of Class
Cedar Creek Partners LLC (1)	135,322	5.9%
Separately Managed Accounts (2)	17,000	0.7%
Tim Eriksen (3)	2,300	0.1%
Total	154,622	6.7%

(1)	These shares are owned by CCP, an investment partnership, for which ECM is Managing Member, and acts as the discretionary portfolio manager.
(2)	These shares are owned by investment clients of ECM, who are also responsible to vote the shares. ECM does not own these shares directly, but by virtue of ECM’s Investment Advisory Agreement with the clients of ECM, each may be deemed to beneficially own Shares by reason of their power to dispose of such Shares. ECM disclaims beneficial ownership of such Shares.
(3)	These shares are owned by Mr. Eriksen in his individual capacity.

No transactions in the 60 days prior to July 02, 2015.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit 3: Joint Filing Agreement

CUSIP No. 834256208	13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 02, 2015

ERIKSEN CAPITAL MANAGEMENT LLC

By:	/s/ Tim Eriksen
Tim Eriksen
Managing Member

CEDAR CREEK PARTNERS LLC

By:	/s/ Tim Eriksen
Tim Eriksen
Managing Member

TIM ERIKSEN

/s/ Tim Eriksen